Mail Stop 4561

October 21, 2005

William Stewart
Host Ventures Inc.
c/o Empire Stock Transfer Inc.
7251 West Lake Mead Blvd., Suite 300
Las Vegas, Nevada 89128

      RE: **Host Ventures Inc.**
                Amendment No. 2 to Form SB-2
                Filed October 12, 2005
                File No. 333-126504

Dear Mr. Stewart:

We have reviewed your filing and have the following comments on your amended registration statement.

FORM SB-2/A

Plan of Operations, page 18

1.   In the plan of operations on page 19, you state you "have enough funds to cover these anticipated expenses." However, on page 4 you disclose there is no cash on hand at the date of filing. Please revise to clarify and disclose the expected source of funds for the expenditures discussed.

Exhibit 23

2.   A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement. The consent included in the amendment filed on October 12, 2005 is dated "September, 2005" without specifying the date of the month. Please have this revised.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or Anne Nguyen, Special Counsel, at (202) 551-3611 with any other questions. Alternatively, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (720) 344-0625
        William Stewart, CEO
        Host Ventures Inc.
        Telephone: (970) 567-7717